Michael Berenson

Senior Counsel

202.739.5450

mberenson@morganlewis.com

July 22, 2008

Sonny Oh, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Post-effective Amendment 27 to (“PEA 27”) Registration Statement on Form N-6 - Penn Mutual Variable Life Account I (File No. 33-54662)

Dear Mr. Oh:

Attached is a copy of a draft of PEA 27 marked to show the revisions from post-effective amendment number 24.  Most of the revisions reflect the comments you provided on June 26, 2008.  Each of your comments and our response is set forth below.  Unless otherwise noted, capitalized terms have the same meaning as in PEA 27.  Page numbers used in our responses refer to the marked copy of PEA 27.

1.                                     Comment:  In the cover letter, please clarify and explain the basis for filing the registration statement as a post-effective amendment rather than an initial registration statement.

Response:  The policy described in the registration statement will, as state insurance department approvals are received, replace Cornerstone VUL IV as the Policy the Company’s offering in a particular state.  This is a fact pattern which the Staff, in Item I.4 of the 1995 comment letter to the insurance industry, identified as appropriate for use of a post-effective amendment as opposed to a new registration statement.

2.                                     Comment:  Disclose supplementally whether there are any third-party guarantees and/or support agreements for the Company’s obligations under the Policy.

Response:  There are no third-party guarantees or support agreements in place with respect to the Company’s obligations under the Policy.

3.                                     Comment:  Clarify why the amendment number under the Securities Act of 1933 exceeds the amendment number under the Investment Company Act of 1940. Please verify the accuracy of the amendment numbers.

Response:  Prior to the adoption of Form N-6, Registrant’s amendments only related to its registration statement under the Securities Act of 1933, not its Investment Company Act registration statement leading to this discrepancy.  We confirm that the amendment numbers are accurate.

4.                                     Comment:  Please review the defined terms in the Prospectus and use them consistently throughout the Prospectus.

Response:  We have reviewed the use of defined terms and have made the necessary revisions so that they are used consistently throughout the prospectus.

5.                                     Comment:  In the Taxes section on page 4, please disclose that death benefits paid under the Policy may be subject to estate taxes.

Response:  We have made the requested disclosure on page 4.

6(a).                       Comment:  In the Fee Tables, please conform the Deferred Sales Charge to General Instruction 3(b)(i).  Please add a footnote stating that charges in the table may not be representative of charges you may pay as a policy owner.

Response:  We have made the requested change on page 9.

6(b).                      Comment:  Please present charges in the Fee Tables more succinctly, perhaps by eliminating superfluous prose.

Response:  We have made the requested changes where appropriate in the Fee Tables.

6(c).                       Comment:  For the Transfer Charge and any other charge where there is a maximum charge, present the maximum charge first.

Response:  We have made the requested change in all the appropriate places.

6(d).                      Comment:  In the table of Transaction Fees, include the interest charge for indexed loans.  Please confirm that Footnote 8 refers to text in the body.

Response:  We have added the requested disclosure on page 7.

6(e).                       Comment:  In the Cost of Insurance Charges and any charge that varies based on individual characteristic, please reverse charges so that the maximum charge precedes the minimum charge.

Response:  We have made the requested change in all appropriate places.

6(f).                         Comment:  In the Mortality and Expense Risk Charge, the charge appears to be based on a policy owner’s characteristics.  Disclose the guaranteed maximum and minimum charges to eliminate prose.  Regarding the Mortality and Expense Risk Face Amount Charge, disclose guaranteed maximum and minimum charges and provide details required by General Instruction 3(b).  Do the same for Supplemental Term Insurance Charges on page 14.

Response:  We have made the requested change in all appropriate places.

6(g)(i).                           Comment:  On page 10, in Periodic Charges Under Optional Supplemental Benefit Riders, regarding Administrative Charges, delete the second row of charges which are the same as the first.  Add a footnote which states that the same rate applies.

Response:  We have made the requested change on page 10.

6(g)(ii).                       Comment:  Revise the Administrative Charge portion of the charge for the Cash Value Enhancement rider.  The minimum and maximum charges are the same value.  Please check this for accuracy.

Response:  We have revised the disclosure on page 13 to clarify that the charge is a fixed amount.

6(g)(iii).                    Comment:  Round all dollar amounts to the nearest penny and percentages to the nearest .01.

Response:  The requested revisions have been made.

6(g)(iv).                   Comment: In the section setting forth the Periodic Charges Under Optional Supplemental Benefit Riders, some Riders have both a Cost of Insurance Charge and an Administrative Charge, while others have only one charge.  This can be confusing to the investor.  Please clarify.

Response:  We have revised this section so that the charge is identified as a Cost of Insurance or Administrative Charge only when both charges are imposed.

6(h).                      Comment: Regarding the minimum and maximum charges in Total Annual Operating Expenses, the range without waivers must be shown before it is shown with waivers. The minimum and maximum values should be shown without the benefit of the waiver. Confirm the accuracy of the maximum charge.

Response:  We confirm that the minimum and maximum charges in the total Fund Operating Expenses are shown without benefit of any waiver.

6(i).                          Comment:  In the Underlying Fund Expenses Table, see Footnote 5.  It is unclear who the Agent is. Please clarify the relationship to the Adviser.  Please include the date of the next meeting of the Board.  Verify that the defined term, Administrative and Corporate Services Agent, is used throughout.  Confirm that Footnotes 5, 6 and 7 refer to text in the body.

Response:  As requested, we have revised footnote 5, included the date of the next Board meeting, and made the revisions so that the defined term Administrative and Corporate Services Agent is used throughout.  We confirm that footnotes 5, 6 and 7 refer to text in the body.

7.                                     Comment:  On page 25, in the second paragraph, please revise the language so that it is clear that premiums are invested based on the net asset value next determined after receipt.

Response:  We have made the requested revision on page 26.

8.                                     Comment:  On page 26, in Death Benefit Options, it states that there are higher insurance charges under Option 2.  Please confirm that this is reflected in the example in the Fee Table.

Response:  Because the Company’s amount at risk under Option 2 is always higher than under the same policy if Option 1 is chosen, the insurance charge is higher under Option 2.  We confirm that this is reflected in the Fee Table.

9.                                     Comment:  On page 27, in What Is the Value of My Policy?, in the second sentence of the second paragraph, disclose the guaranteed rate under the Indexed Fixed Account.

Response:  We have added the requested disclosures on page 28.

10.                               Comment:  On page 28, in the next to last bullet point, please define Index Interest Credit Period Date.

Response:  On page 30, we have replaced the defined term with explanatory language.

11(a).                 Comment:  On page 33, explain and clarify why the disclosure regarding Policy Value Enhancement is in the discussion of policy charges.  Clarify the second sentence: 0.10% of what?  Provide an example of how the enhancement operates when a loan is outstanding.

Response:  We have moved the disclosure to page 29, made the requested clarification and added an example of how the enhancement operates when a loan is outstanding.

11(b).                Comment:  Please verify that the Fee Table reflects the accurate Surrender Charge on page 33.  Subsection (d) does not match up with the Fee Table.

Response:  We confirm that the Fee Table is accurate as presented.  Subsection (d) describes reductions in the Surrender Charge after the first Policy Year.  Subsection (d) does not affect the Maximum Deferred Sales Charge which, as required, is presented in the Fee Table.

11(c).                 Comment:  On page 37, in the Extended No-Lapse Guarantee Agreement, highlight the fourth sentence in bold and note this requirement in a footnote to the Fee Table.

Response:  We have made the requested change on page 39 and added the requested footnote to the Fee Table.

11(d).                Comment:  Reconcile the description of the charge for the Extended No-Lapse Guarantee rider with the description in the Fee Table.

Response:  We have revised the descriptions so that they are consistent.

11(e).                 Comment:  Verify the fee disclosure regarding loans taken under the Policy.

Response:  We confirm that the fee disclosure regarding loans is accurate.

12.                               Comment:  Update the disclosure regarding legal proceedings.

Response:  The disclosure concerning legal proceedings is accurate as of the date of this filing.

13.                               Comment:   Disclose how policy value allocated to the Indexed Fixed Account is treated for purposes of the operations of the Policy.

Response:  As indicated in our response to Comment 1 below related to Appendix E, we have added disclosure throughout the prospectus to reflect these interactions.

14.                               Comment:  In the SAI, confirm compliance with Items 17 and 21.  In Item 20, provide disclosure required by Item 20(b)(2) and confirm that an accurate dollar amount is reflected.

Response:  The SAI complies with the requirements of Items 17, 20(b)(2) and 21.

15.                               Comment:  Confirm that all exhibits are included in Part C.

Response:  All required exhibits are included in Part C.

16.                               Comment:  Confirm the legal opinion as to Item 26(k).

Response:  We have attached the legal opinion required by Item 26(k).

17.                               Comment:  Regarding the principal underwriter disclosure on page 6 of the SAI, confirm compliance with Item 30(a).

Response:  The disclosure on page 7 of the SAI complies with the requirements of Item 30(a).

18.                               Comment:  Confirm compliance with Rule 483(b) under the Securities Act which requires that any Powers of Attorney used relate to a specific post-effective amendment.

Response:  The Powers of Attorney attached as Exhibits to this post-effective amendment comply with Rule 483(b).

19.                               Comment:  Provide the required Tandy representations in the cover letter accompanying the final post-effective amendment.

Response:  The cover letter accompanying the EDGAR filing of this post-effective amendment will contain the required Tandy representations.

APPENDIX E

1.                                     Comment:  Please disclose how policy value allocated to the Indexed Fixed Account is treated for purposes of various Policy features, such as Partial Surrender Charges, Death Benefits, Withdrawal Amounts, etc.  For example, how does the 2% guarantee apply if the death benefit has been paid out before the five-year period has expired?

Response:  We have added disclosures throughout the prospectus, including pages 27, 28, 32, 36 and 47, and in Appendix E to clarify the interaction between the Indexed Fixed Account and the other investment options available under the Policy.

2.                                     Comment:  On E-1, the first paragraph appears typical of other disclosures the Staff has reviewed.  In the last sentence, please state that disclosures are subject to antifraud provisions of the federal securities laws.

Response:  Because the next to the last sentence of the first paragraph no longer would be a true statement, we have deleted it.  As a result the possible negative inference addressed by the last sentence is very remote and we have, therefore, deleted the last sentence.

3.                                     Comment:  On E-2, in the first paragraph, it is unclear if assets can be withdrawn prior to the five-year period and thus deprived of the 2% guarantee.  Please clarify and provide additional disclosure to clarify what happens if the policy holder withdraws before the five-year period.

Response:  We have provided the requested clarification and additional disclosure on page E-2.

4.                                     Comment:  On E-3, with respect to the last sentence of the first paragraph, disclose to the Staff why there can be up to five Index Interest Credit Periods within a segment.

Response:  Each allocation to the Indexed Fixed Account commences a new segment.  All Segments are five years in duration, except for a segment which begins less than five years from a Policy’s maturity date.  Each Index Interest Credit Period is one year in length and a Segment’s initial Index Interest Credit Period commences on the day the segment commences.  Accordingly, there will be five one year Index Interest Credit Periods in a five year Segment.

5.                                     Comment:  On E-3, please use plain English. Terms such as hypothetical policy value and hypothetical interest are confusing.  Clarify what the deductions are and what deductions may not be known from the outset.

Response:  We have revised the language on page E-3 to avoid any confusion and provide the requested disclosure related to the deductions.

6.                                     Comment:  On E-4, in the first paragraph after the table, expand on the reservation of rights including circumstances when the company may exercise such rights and any resulting impact that any change may have on policy owners and any risks they may face.

Response:  We have expanded the disclosure in the first paragraph after the table on page E-5 concerning the Company’s reservation of rights to address the requested matters.

7.                                     Comment:  On E-5, the disclosure regarding loans is unclear.  Clarify the first sentence of the second paragraph.

Response:  We have made the requested revisions on page E-6.

8.                                     Comment:  On E-5, disclose why someone would want the Indexed Loan Option rather than the traditional loan option.

Response:  We have added a possible reason on page E-6.

9.                                     Comment:  On E-5, clarify the 5th sentence of the second paragraph.  Use “collateral” to help clarify the sentence.  In the last paragraph, is the “credited interest on Indexed Loan Policy Values” a defined term? What does this refer to?  It is unclear when loans must be repaid and the consequences of failure to repay.

Response:  We have made the requested revision and clarifications on page E-6.

We appreciate your continued attention to this filing.  Please call me at 202-739-5450 or my colleague, Shabnam Ahmed at 202-739-5802, with any questions or comments.

Sincerely yours,

/s/Michael Berenson
Michael Berenson

Enclosures

c:	Ray Caucci
Shabnam Ahmed, Esq.

Shabnam N. Ahmed

Associate

202.739.5802

sahmed@MorganLewis.com

August 15, 2008

Sonny Oh, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Post-effective Amendment 27 to (“PEA 27”) Registration Statement on Form N-6 - Penn Mutual Variable Life Account I (File No. 33-54662)

Dear Mr. Oh:

This summarizes the changes which were made in PEA 27 in response to the comments you provided on August 6, 2008.  Unless otherwise noted, capitalized terms have the same meaning as in PEA 27.  Page numbers used in our responses refer to the copy of PEA 27 which was filed on August 11.  Separately we are filing the letter we submitted on July 22 responding to your initial set of comments.

On E-3, we made clarifying changes regarding the calculation of Index Credits for segments whose duration is less than 5 years.  We also made clarifications regarding the calculation of cumulative interest earned at the end of each Segment.

On E-4, we revised the Percentage Example and the Dollar Example to include Stipulated Interest Calculations as well as Cumulative Guarantee Interest rates.

Additionally, we have made a number of stylistic and clarifying changes in response to your comments.

We appreciate your attention to this filing.  Please call me at 202-739-5802 or my colleague, Michael Berenson at 202-739-5450, with any questions or comments.

Sincerely yours,

/s/Shabnam N. Ahmed
Shabnam N. Ahmed

c:	Ray Caucci
Michael Berenson, Esq.

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